Exhibit 20.1

Dalrada Financial Corp. Open Shareholder Letter from the Chairman and CEO, Brian Bonar

I would like to take this time to address our valued shareholders about the events of 2023 and our expectations for 2024. I will share how two of our leading businesses —within the healthcare and climate technology sectors—formed a solid foundation for Dalrada’s overall progress and success not just in 2023, but beyond.

As I reflect on the positive results and milestones we achieved in 2023, I realize that it was quite a transformative year for Dalrada. Not only did the company continue its successive quarterly revenue growth, but at the close of the fiscal year, Dalrada saw an impressive 54.3% revenue increase from the prior year. Increased revenues totaled approximately $30 million, which was $10 million more than the 2022 fiscal year.

By design, much of current revenue growth has come from Dalrada’s Genefic segment. A consistent revenue stream from Genefic has facilitated the ability to further our climate technology expansion and heat pump manufacturing capabilities. This includes a testbed facility in Las Vegas, a manufacturing and production center in Scotland, and a production plant in Spain.

With the global specialty pharmaceuticals market projected to reach $568 billion by 2026 and the U.S. market alone projected to reach $520 billion over the next five years, based on recent data1, we expect Genefic’s specialty pharmacy subsidiary to firmly position itself with a substantial percentage of the market share. For 2023, Genefic’s year-end revenues were $15,740,919—an increase of 15.6% from 2022. We are very excited about the future of Genefic as we continually expand its specialty pharmacy business. Genefic has 50-state licensed capabilities plus a physical presence in North Carolina, Georgia, Tennessee, and Alabama, with an aggressive state-by-state roll out plan for the remainder of states during the current fiscal year.

Dalrada Climate Technology currently has distribution agreements in Spain, Morocco, and France, as well as contractual agreements in place for the sale of 7,000 of our heat pumps. These heat pumps are scheduled to be built and installed over a seven-year period and have a potential revenue of at least $900 million. We have commitments for 300 of those heat pumps which are expected to be built and installed during 2024. As a heat pump innovator and manufacturer, Dalrada Climate Technology figures to be an integral part of the global HVAC market—a market that was estimated to be worth $206 billion in 2023 and is poised to grow $70 billion in just a few years, reaching $280 billion by 20282.

Additionally, we are currently investing in patenting our unique proprietary carbon credit software. This software can be used with our heat pumps and other machinery, and features patent-pending technology that is able to create and issue verified carbon credit tokens. Innovation like this will further accelerate Dalrada’s growth in leadership within the climate technology sector.

For Dalrada to continue supporting our growing subsidiaries and succeed financially, it must invest in its future. The losses we incurred during our growth period of 2023 are based on the acceleration of acquisition cost and the support of our rapidly-growing subsidiaries and affiliates in the climate technology and health space. It’s also important to point out that the most significant portion of our losses were not operating losses.

Showing confidence in Dalrada and its subsidiaries, the company’s officers and directors purchased 2.4 million shares (restricted). Additionally, as your Chairman and CEO, I have personally guaranteed a $1 million line of credit. The milestones achieved and the actions of the board of directors and myself should be an example of not only our commitment, but our ongoing confidence in the future success of Dalrada.

Along with the recent organizational restructuring, our Board of Directors is taking the necessary steps to make Dalrada compliant with NASDAQ requirements. Once compliant, this will also allow the company to qualify for other national and global exchanges once we have satisfied all other listing requirements.

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We expect to realize expansive growth from our current contracts that we know will accelerate our return to positive net equity. In addition, as part of the organizational restructuring, management has decided to decrease the number of authorized common shares. The company is committed to pursuing strategic financing as it arises for the betterment of the company and its shareholders.

On behalf of the Dalrada team, I would like to thank each and every shareholder for your continued support as we enact our vision and strategy to bring continued success to our organization. If you have any questions or comments, feel free to reach out to me at ceo@dalrada.com.

Brian Bonar, Chairman and CEO

Sources

1 Gitnux: https://gitnux.org/specialty-pharmacy-industry-statistics/

2 Markets and Markets Research: https://www.marketsandmarkets.com/Market-Reports/hvac-system-market-202111288.html

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